____________________________________________________________________________________________

ROCAP MARKETING INC.

____________________________________________________________________________________________

M E M O R A N D U M

TO:

John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:

Peter Henricsson, Chief Executive Officer and Director

Rocap Marketing, Inc.

DATE:

February 7, 2013

RE:

Re: Rocap Marketing Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed January 11, 2013

File No. 333-178738

____________________________________________________________________________________________

We submit the following in response to your comments by letter of January 25, 2013.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

Executive Compensation, page 32

1.

Please update your disclosure for fiscal 2012 to comply with Item 402 of Regulation S-K.

Response: We have updated the disclosures to reflect fiscal 2012.

Consolidated Financial Statements, page 37

Financial Statement Updating

2.

If the anticipated filing of you next amended registration statement falls after 45 days but before 90 days of the end of the Company’s fiscal year, please follow the guidance provided by Rule 8-08 in determining whether updated audited annual financial statements are required. Should the Company conclude that updated audited annual financial statements are not required, please explain how criteria (2) of Rule 8-08(b) has been met in your next response.

Response:  We are filing this amended registration statement before 45 days of our fiscal year end.

Consolidated Statements of Cash Flows, page 40

3.

We note that your operating cash flows are again reconciled to the net loss attributable to common stockholders in your Form S-1/A4. Please revise your statements of cash flows to reconcile operating cash flows to net income (loss). Refer to ASC 230-10-45-28.

Response:  The consolidated statements of cash flows have been revised to reconcile operating cash flows to net income (loss).

Consolidated Statements of Equity (Deficit) for the Period from September 2, 2010 (inception) through December 31, 2011, page 41

4.

Please revise the statement of equity to remove the duplication of columns presenting additional paid-in capital and the column for deferred compensation.

Response:  The statement of equity has been revised to remove the duplication.

Notes to Consolidated Financial Statements, page 43

Note 2 – Summary of Significant Accounting Policies, page 43

5.

We note the table that you added in response to comment eight of our letter dated November 1, 2012. We further note that you removed your prior disclosure stating that the Company allocates 20% of the net income (loss) of Lexi-Luu Designs to the non-controlling interest. Please revise to clearly explain your method of allocating net income (loss) between the controlling and non-controlling interest holders. Also supplementally explain to us in sufficient detail how you arrived at the amount of net loss attributable to non-controlling interest for each period presented based on this allocation method.

Response: Our prior disclosure stating that the Company allocates 20% of the net income (loss) of Lexi-Luu Designs to the non-controlling interest was inadvertently omitted in the Amendment No. 4 to the Registration Statement filed with the SEC on January 11, 2013.  A separate accounting policy and disclosure (Note 14) for non-controlling interest have been added in Note 2 – Summary of Significant Accounting Policies to disclose that the Company allocates 20% of the net income (loss) of Lexi-Luu Designs to the non-controlling interest and to supplementally explain in sufficient detail how we arrived at the amount of net loss attributable to non-controlling interest for each period presented based on this allocation method.

Financial Statements for the Quarter Ended September 30, 2012

Consolidated Statement of Stockholders’ Deficit, page 60

6.

We note your response to comment nine of our letter dated November 1, 2012, however your statement of equity (deficit) continues to present the 1, 920,000 common shares as being issued during 2011 and outstanding as of December 31, 2011 (page 41). Given your disclosure on page 80 that these shares were not issued until January 14, 2012 (480,000 shares) and April 25, 2012 (1,440,000 shares). Please clearly explain to us why you present these shares as being issued during fiscal 2011 and outstanding as of December 31, 2011 or revise as necessary.

Response: On September 1, 2010, the Company entered into management agreements (“Management Agreements”) with Peter Henricsson and Tezi Advisory Inc. for consulting services (“Consultants”) in the capacity of President and Vice President - Finance of the Company, respectively, which requires that the Company to (i) pay each of the Consultants $3,250 per month for three (3) years from date of signing and (ii) to issue each of the Consultants 960,000 shares of its common stock payable on a quarterly basis over the term of the management agreement of 12 quarters (3 years). These shares were inadvertently valued at $0.15 per share or $288,000 on March 1, 2011 and amortized over the vesting period of three (3) years starting on March 1, 2011. These shares should have been valued at $0.002 per share or $3,840 on the date of grant and amortized over the vesting period of three (3) years starting on September 1, 2010. The consolidated statement of equity (Deficit) has been restated to correct this misstatement.

In connection with the Company’s responding to the comments set forth in the January 25, 2013 comment letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

ROCAP MARKETING INC.

/S/ Peter Henricsson

_______________________________

By:    Peter Henricsson, President